Exhibit (a)(5)(Q)

Laboratory Corporation of America® Holdings Investor/Media Contact: Stephen Anderson, 336-436-5274 Company Information: www.labcorp.com

LabCorp Extends Tender Offer for All Outstanding Shares of Orchid Cellmark Inc.

BURLINGTON, N.C. November 7, 2011 — Laboratory Corporation of America® Holdings (NYSE: LH) today announced that LabCorp is extending until 5:00 p.m., New York City time, on November 14, 2011 LabCorp’s previously announced cash tender offer for all outstanding shares of the common stock of Orchid Cellmark Inc. (NASDAQ: ORCH). On May 17, 2011, LabCorp received a request from the Federal Trade Commission, or the FTC, for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the acquisition of Orchid by LabCorp. LabCorp previously extended its tender offer to November 4, 2011. LabCorp is continuing to cooperate with the FTC’s request for additional information and is consequently further extending the expiration of the tender offer.

The depositary for the tender offer has advised LabCorp that as of 5:00 p.m., New York City time on November 4, 2011, stockholders of Orchid had validly tendered, and not withdrawn, 26,056,644 shares of Orchid common stock, including 72,499 shares of Orchid common stock tendered through notices of guaranteed delivery. The shares tendered represent approximately 86.8% of the outstanding shares of Orchid, and approximately 86.6% excluding the shares tendered by notices of guaranteed delivery (or approximately 79.7% and 79.4%, respectively, calculated on a fully diluted basis).

As announced previously, on April 19, 2011, LabCorp, through its wholly owned subsidiary OCM Acquisition Corp., commenced a tender offer for all outstanding shares of Orchid at a price of $2.80 per share net to the seller in cash without interest and subject to applicable withholding taxes. The tender offer was made pursuant to the previously announced merger agreement among LabCorp, OCM Acquisition Corp. and Orchid dated as of April 5, 2011, as amended. The tender offer will now expire at 5:00 p.m., New York City time, on November 14, 2011, unless further extended.

Important Additional Information Has Been Filed with the SEC

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc.’s common stock. The tender offer is being made pursuant to a tender offer statement as amended and related materials (including the Offer to Purchase and the Letter of Transmittal). ORCHID STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL), AS AMENDED, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS AMENDED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO and related materials, including the Offer to Purchase and Letter of Transmittal, have been filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. with the SEC and mailed to Orchid stockholders. The solicitation/recommendation

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statement on Schedule 14D-9 has been filed by Orchid Cellmark Inc. with the SEC and mailed to Orchid stockholders. Investors and security holders may obtain a copy of these statements at no cost and other documents filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. or Orchid Cellmark Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained at no cost by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for stockholders and all others. BofA Merrill Lynch is acting as Dealer Manager for the tender offer and can be reached at 1-888-803-9655.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

*	Genzyme Genetics and its logo are trademarks of Genzyme Corporation and used by Esoterix Genetic Laboratories, LLC, a wholly-owned subsidiary of LabCorp, under license. Esoterix Genetic Laboratories and LabCorp are operated independently from Genzyme Corporation.

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected timing and closing of the transaction, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the merger, uncertainties as to how many Orchid stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

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